March 27, 2008

Rebecca A. Marquigny

Senior Counsel

Office of Insurance Products

Securities and Exchange Commission

Station Place I

100 F Street, N.E.

Washington, D.C. 20549-4644

Re: The Guardian Separate Account N Initial Registration Statement Filed on Form N-6 (Filing Nos. 333-148736

& 811-09725)

Dear Ms. Marquigny:

Your comments regarding the above-referenced filing have been received and reviewed by us.

For the responses that follow, page references for responses reflect the page number where the implementation of our response may be found in the courtesy copy to be provided to you immediately upon filing of Pre-Effective Amendment #1 for File

Number 333-148736.

1. Cover Page. Please ensure that when the final contract name is added by pre-effective amendment, it is the same as the name associated with the product’s EDGAR contract identification number.

Response: We have amended the name used in association with the contract identification number to match the name used in the prospectus.

2. Fee Tables - Generally (pp. 6-11). To the extent possible, please limit the text in the table. If you wish to present fee variations for other years, they may be included in footnotes per General Instruction 1(f) to Item 3. For fees that vary with personal characteristics, please flip the maximum and minimum rows so maximum fees appear first. Also, round all figures to the nearest cent or, if not in dollars, to the nearest hundredth. See Instruction 1(a) to Item 3. Also note that you need not include a line item for riders that do not impose a charge.

Response (reference pp. 6-11):

Overall comment: In an effort to reduce the amount of verbiage and numbers in the tables, we have combined disclosure with respect to charges where the maximum guaranteed and the current charges are identical. In addition, the following changes have been made in response to your comments above.

•	The text for the Premium Charge has been re-worked to reduce verbiage, make it easier to read, and to direct the reader to the footnotes for disclosure about Policy and Coverage Years after Year 10.

•	We reversed the order of minimum and maximum charges where applicable throughout the Charges and Deductions Tables.

•

With one exception, we rounded the figures to the nearest cent or hundredth percent, as applicable and stated that fact in the lead in to each table. The one exception is the Minimum First Year Charge for Cost of Insurance. I left that one at three places after the decimal point because the charge for standard and substandard would be identical if I only went to two places after the decimal point and I thought that would be misleading.

•	We deleted line items for riders for which there are no charges.

3. Transaction Fee Table (pp. 6-7).

a.	Premium Taxes. Please state the current (possible) premium tax range in the table or preamble.

Response (pages 6-7): Because the premium taxes are included as part of the premium charge, we have added a sentence to footnote 1 on page 7 that states that “The Premium charge includes a charge for premium taxes, which vary from jurisdiction to jurisdiction and currently range from 0%-6%.

b.	Premium Charge. Please consider presenting the charges on target premium and premiums in excess of target in separate rows so the fee percentages are not obscured by text. Are the maximum and current charges identical? The numbers are the same, but the text is not. If they are the same, please present them identically. If they are not, you may explain the differences in a footnote.

Response (pp. 6-7): We have revised the chart to present the charges for target premium and premiums in excess of target on two separate lines, with other formatting changes to make this easier to read. Since the numbers are identical for guaranteed and maximum charges we have combined them into one.

c.	Reinstatement Charge. If the charge can be shown numerically or with less text, please do so.

Response (p. 7): We have made an attempt to shorten the verbiage previously contained in the chart. Another change that should help reduce the “clutter” is the combining of the current and guaranteed charges disclosure since they are identical.

d.	Policy Continuation Rider Charge. Please move this entry from the Periodic Charge Table to the Transaction Fee Table

Response (p. 6): This entry has been moved from the Periodic Charge Table to the Transaction Fee Table.

4. Death Benefit Options (pp. 18-19). Please clarify that an option must be selected in the application or identify the default option if none is chosen.

Response (p. 18): The applicant must select a death benefit option in the application; there is no default choice. We have amended the first two sentences under the heading “Death Benefit Options” to read as follows:

“You have a choice of three death benefit options with this Policy. You must choose the option you want when you complete your application.”

5. Premiums (p. 23). In the section describing the effects of canceling a premium payment, please clarify how you will recover any losses resulting from a decline in investment value. Also, in your response letter to the Staff, explain the procedure you employ to “reverse the investment options chosen.” Finally, disclose the circumstances under which the Company would refrain from allocating contributions.

Response (p. 23):

Background: If a check is returned for non-sufficient funds we will write out to the owner requesting a new check within 10 days. If a valid replacement check is not received, we reverse the payment in the system (i.e., we reverse the investment options chosen). If a premium payment is cancelled, we will refund the premium to the owner and, if the premium has already been allocated, we will reverse the investment options chosen. The effect of reversing the investment options chosen is to effectively erase the transaction from the system as if it never occurred. In many instances this will result in either a gain or a loss depending on which way the market has moved. In the event of a loss, we reserve the right to make ourselves whole. If we were to make ourselves whole we would do so by going against the policyowner’s equity, if any, in the policy or by pursuing legal alternatives. This is a reservation of rights and to date we have not taken action to recoup such losses on any of our policies. To date, any such gain or loss has been absorbed by GIAC.

GIAC also reserves the right to refrain from allocating contributions to the owner’s selected investment options until we are notified by his or her bank that his or her check has cleared.

To explain the foregoing, we have revised the last half of the fourth paragraph under the section entitled “Premiums” as follows:

“If you cancel a premium payment we will refund the payment and, if the Net Premium has already been allocated, we will reverse the investment options chosen. If your premium payment is returned by your bank for insufficient funds, we will write to you to request a replacement check. If a valid replacement check is not received within 10 days of our written request, we will reverse the investment options to which your Net Premium has been allocated. We reserve the right to hold you responsible for any losses or fees imposed by your bank and losses that may be incurred as a result of any decline in the value of the investment options chosen. If we exercise this right we will recoup any losses resulting from a decline in the value of the investment options by deducting such losses from your Policy Account Value or pursuing legal remedies available to us. We reserve the right to refrain from allocating contributions to your elected investment options until we are notified by your bank that your check has cleared. We would anticipate exercising this right against policyowners whose checks have been returned for insufficient funds on more than 3 occasions.”

6. Default (pp.25-27). Please disclose the effect of the insured’s death during the grace period. See Item 7(d) of Form N-6.

Response (p. 25): The Policy is still in force during the grace period, so the beneficiary would receive the death benefit less any amount required to bring the policy out of the grace period and less any Policy Debt. New disclosure has been added to the first paragraph under the heading “Default” on page 25 of the Prospectus as follows:

“Your Policy remains in force during the grace period and a death benefit is payable should the insured die during the grace period but before the Policy lapses. The death benefit payable during the grace period will be reduced by the amount necessary to bring the Policy Account Value to zero and less outstanding Policy Debt.”

7. Partial Withdrawals (pp. 45-46). Please explain how the amount of the reduction-free partial withdrawal is calculated and how the death benefit option choice affects that calculation.

Response (SAI page B-5): The explanation for how the reduction-free partial withdrawal is calculated and how the death benefit option choice affects that calculation is currently in the Statement of Additional Information. We can move this to the Prospectus if you prefer. That explanation is as follows:

Reduction-free Partial Withdrawals

We will calculate the reduction-free partial withdrawal amount as of the Business Day we receive your request. This amount will be affected by which death benefit option you have chosen.

If you have chosen death benefit Option 1, your reduction-free partial withdrawal amount is any positive amount resulting from:

•	your Policy Account Value, minus
•	your Policy Account Value, minus
•	your Policy’s Face Amount divided by the death benefit factor outlined in your Policy.

If you have chosen death benefit Option 2, all partial withdrawals are reduction-free.

If you have chosen death benefit Option 3, your reduction-free partial withdrawal amount is the greater of:

•	your Net Accumulated Premiums immediately prior to the partial withdrawal, or

•	any positive amount resulting from:

•	your Policy Account Value, minus

•	your Policy’s Face Amount divided by the death benefit factor outlined in your Policy.

8. Transfers (pp. 47-48). Please disclose whether transfers among several funds on the same day would be counted as a single transfer or multiple transfers.

Response (p. 49): We have added the following sentence to page 49, the last paragraph of the Section entitled “Transfers Between the Investment Options:”

“Transfers among several investment options on the same day will be treated as a single transfer.”

9. Death Benefit Payment Options (pp. 54-55; SAI p. 6). Please explain the legal basis for delaying payment of the death benefit proceeds of a variable policy if a payment option has not been selected.

Response: This section does not provide for the deferral of payment of proceeds; rather, it provides for the deferral of the election of a method of payout. If the policyowner did not select a payment option while the insured was living, once the claim is in good order, the beneficiary has the right to choose how payment of the proceeds will be made. If the amount payable is more that $10,000, our usual method of payment is to open an account in the beneficiary’s name at State Street Bank giving the beneficiary complete control and immediate access to the funds. If the amount of proceeds is lower, a single check is made payable to the beneficiary. The other settlement options remain available while the account is active, but not past the time stated in the prospectus and contract (i.e., 1 year for death proceeds, 60 days for surrender).

10. Business Day Definition (Appendix A, p. 70)

The term Business Day is defined as “each day on which the New York Stock Exchange… and GIAC [are] open for business.” (Emphasis added.) Please delete the reference to GIAC to clarify that accumulation unit value is determined each day that the NYSE is open or disclose the days that GIAC will be closed. See Rule 22c-1(b)(iii).

Response (Appendix A, p. 71): The following disclosure will be added to the definition of Business Day:

“Currently, the only day on which the NYSE is open and GIAC is closed is the day after the Thanksgiving holiday. It is, however, possible that GIAC could be closed due to extreme weather conditions or other acts of god at times when the NYSE remains open. So long as the NYSE is open, we will calculate unit values and deduct Monthly Deductions on that day, even if GIAC is closed.”

11. Back Cover Page (p. 85). As the insurance company may issue multiple contracts under the same Investment Company Act file number, please consider including not only the registration number under the Securities Act of 1940, but the registration number under the Securities Act of 1933 as well.

Response (Back Cover page, p. 78): We have added the registration number under the Securities Act of 1933 to the Back Cover Page.

12. Powers of Attorney. Please be aware that the current powers of attorney do not meet the requirements of Rule 483(b) of the 1933 Act and will need to be amended and refiled in a pre-effective amendment to this registration statement. Satisfactory powers of attorney must relate specifically to the relevant registration statement; therefore each must either (a) expressly list the ‘33 Act registration number of the initial filing, or (b) specifically include the unique contract name or EDGAR contract identification number of the variable life insurance contract being registered.

Response: We have included in Pre-Effective Amendment #1 new powers of attorney specific to this registration statement and other specifically enumerated registration statements.

13. Miscellaneous. Any exhibits, financial statements and any other required disclosure not included in this registration statement must be filed in a pre-effective amendment to the registration statement.

Response: Any exhibits, financial statements and any other required disclosure not included in the registration statement or this pre-effective Amendment will be filed in a subsequent pre-effective amendment to the registration statement.

Please advise as to the acceptability of these responses to your comments. Once we agree on the resolution of these issues, I will make any further changes in the prospectus, and prepare the remaining exhibits in anticipation of requesting effectiveness for May 1, 2008.

I look forward to hearing from you.

Very truly yours

Sheri L. Kocen
Senior Counsel
The Guardian Life Insurance Company of America
7 Hanover Square New York, NY 10004 Phone: (212) 598-7469 Fax: (212) 919-2691 E-mail: sheri_kocen@glic.com